SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(1)              .

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(7)              .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTRY

(CNPJ/MF) NO. 02.558.134/0001-58

BOARD OF TRADE (NIRE) 33 3 0026253 9

PUBLICLY-HELD COMPANY

TELEMAR NORTE LESTE S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 33.000.118/0001-79 BOARD OF TRADE (NIRE) 33 3 0015258 0 PUBLICLY-HELD COMPANY	COARI PARTICIPAÇÕES S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 04.030.087/0001-09 BOARD OF TRADE (NIRE) 35 3 0018062 3 PUBLICLY-HELD COMPANY

BRASIL TELECOM PARTICIPAÇÕES S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 02.570.688/0001-70 BOARD OF TRADE (NIRE) 53 3 0000581 8 PUBLICLY-HELD COMPANY	BRASIL TELECOM S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 76.535.764/0001-43 BOARD OF TRADE (NIRE) 53.3.0000622-9 PUBLICLY-HELD COMPANY

INVITEL S.A.

CORPORATE TAXPAYERS’ REGISTRY

(CNPJ/MF) NO. 02.465.782/0001-60

BOARD OF TRADE (NIRE) 3330016765-0

PUBLICLY-HELD COMPANY

NOTICE TO THE MARKET – CORRECTION

We inform our shareholders, the Brazilian Securities Commission (Comissão de Valores Mobiliários, or the “CVM”) and the market that the RELEVANT FACT disclosed on April 3, 2009 stated incorrectly that the net equity of Brasil Telecom S.A. (“Brasil Telecom”) amounted to R$5,764 million. This amount is in fact the net equity of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”).

For clarification, the restatement, net of tax effects, based on the net equity of Brasil Telecom S.A. is the following:

Brasil Telecom (12/31/2008)	In millions of reais
Net Equity	6,241

Adjustments
Legal Contingencies	(1,450)
Pension plan	200
Allowance for doubtful accounts	(50)

Total net adjustments	(1,300)

Adjusted net Equity	4,941

All the other information included in the Relevant Fact dated April 3, 2009 is confirmed.

Rio de Janeiro, April 9, 2009.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

TELEMAR NORTE LESTE S.A.

COARI PARTICIPAÇÕES S.A.

BRASIL TELECOM PARTICIPAÇÕES S.A.

BRASIL TELECOM S.A.

INVITEL S.A.

Alex Waldemar Zornig

Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This notice contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

BRASIL TELECOM S.A.

(PUBLICLY-HELD COMPANY)

CORPORATE TAXPAYERS’ REGISTRY NO. (CNPJ/MF) 76,535,764/0001-43

BOARD OF TRADE (NIRE) 53 3 0000622 9

MINUTES OF THE GENERAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

Held on April 8, 2009, at 11:00 am

(Drafted in summarized form, pursuant to Paragraph 1 of Article 130 of Law No. 6,404/76)

1. Date, time and place:

On April 8, 2009, at 11:00 at the headquarters of Brasil Telecom S.A. (“Company”), in the city of Brasilia – Federal District, at SIA SUL – ASP, Lote D, Bloco B.

2. Agenda:

GENERAL SHAREHOLDERS’ MEETING

1.	Ratify Management accounts, examine, discuss and vote the Management Report and the Financial Statements for the fiscal year ended December 31, 2008.

2.	Decide on the allocation of profits, the distribution of dividends and the application of interest on Shareholders’ Equity as dividends;

3.	Deliberate on the Company’s budget for 2009; and

4.	Elect the members and alternate members of the Fiscal Council, and establish their individual compensation.

EXTRAORDINARY SHAREHOLDERS’ MEETING

1.	Establish the overall compensation for the Company’s officers.

3. Call Notice: Public notice published in the Diário Oficial da União, Section 3, in the March 9, (page 113), March 10, (page 121) and March 11 (page 122), 2009 editions; in Valor Econômico - Edição Nacional newspaper, in the March 9, (page C3), March 10 (page D4) and March 11 (page D8), 2009 editions; and in Jornal de Brasília newspaper, in the March 9 (Section Cidades, page 7), March 10 (Section Cidades, page 6) and March 11 (Section Cidades, page 6) 2009 editions, pursuant to Article 133 of Law No. 6,404/76.

4. Attendance: Shareholders representing 99% of voting shares and 42.86% of non-voting preferred shares, according to records and signatures in the Shareholders’ Attendance Record. The following persons also attended the meeting: Julio Cesar Pinto and Marco Norci Schroeder, representative of the Company, Allan Kardec de Melo Ferreira, member of the Fiscal Council, and Marco A. Brandão Simurro, representative of Deloitte Touche Tohmatsu Auditores Independentes.

5. Board: Upon verifying the legal quorum, and in conformity to the provisions of Article 17 of the Company’s Bylaws, the Statutory Officer appointed pursuant to the Company’s bylaws, Julio Cesar Pinto, opened the meeting. José Augusto da Gama Figueira and Maria Gabriela Campos da Silva Menezes Côrtes acted as chairman and secretary of the meeting, respectively.

6. Decisions: Following proposal by the Chairman, the attending shareholders unanimously decided the recording of the minutes of this General and Extraordinary Shareholders’ Meeting in summarized form, as well as its publication without their signatures, pursuant to Article 130 of Law No. 6,404/76. The reading of the agenda of this meeting was also unanimously dismissed.

This page is part of the Minutes of the General and Extraordinary meeting of Brasil Telecom S.A., held on April 8, 2009, at 11 am.

General Shareholders’ Meeting

6.1. Regarding item 1 of the agenda of the General Shareholders’ Meeting, pursuant to the proposition by the Board of Executive Officers, the report by the Board of Directors, the opinions of the Fiscal Council and the Independent Auditor, the Company’s Balance Sheet and other Financial Statements, as well as the Management Report, for the year ended December 31, 2008, published on February 13, 2009, were unanimously approved without reservation by all present, abstentions recorded in annex (Doc. 1).

6.2. Regarding item 2 of the agenda, pursuant to the proposition by the Management included in the 2008 Financial Statements, published on February 13, 2009, the allocation of 2008’s net profit, in a total amount of R$ 1,029,816,216.59 (one billion, twenty-nine million, eight hundred and sixteen thousand, two hundred and sixteen reais and fifty-nine centavos) was unanimously approved, abstentions recorded in annex (Doc.1), as follows: (i) Legal Reserves – in the amount of R$ 51,490,810.83 (fifty-one million, four hundred and ninety thousand, eight hundred and ten reais and eighty-three centavos); (ii) ratification of payment of interest on Shareholders’ Equity, or ISE, in the amount of R$ 324,300,000.00 (three hundred and twenty-four million and three hundred thousand reais), which represents a net total of R$ 275,655,000.00 (two hundred and seventy-five million, six hundred and fifty-five thousand reais), which amount will be recorded as dividends. As such, there will be no distribution of dividends in addition to ISE, which is already declared and recorded as dividends. Shares were negotiated ex ISE, pursuant to the Relevant Fact dated December 17, 2008, beginning on April 9, 2008 and beginning on December 30, 2008. The Company’s management states that ISE recorded as dividends will be paid during the current fiscal year, pursuant to Paragraph 3 of Article 205 of Law No. 6,404/76, on a date to be set by the company in due course; (iii) Reserves for Investments – in the amount of R$ 654,025,405.76 (six hundred and fifty-four million, twenty-five thousand, four hundred and five reais and seventy-six centavos), necessary to ensure the realization of the Company’s budget; and (iv) in addition, a transfer of the balance of accrued profits to reserves for investments, in the amount of R$ 377,275,830.42 (three hundred and seventy-seven million, two hundred and seventy-five thousand, eight hundred and thirty reais and forty-two centavos), was approved.

6.3. Next, regarding item 3 of the agenda, the Company’s Budget for 2009 was unanimously approved, abstentions recorded in annex 1 (Doc. 1), in the amount of 1,601,288,000.00 (one billion, six hundred and one million, two hundred and eighty-eight thousand reais), including the profit retention of abovementioned item 6.2(iv).

6.4. As to item 4 of the agenda, the following members of the Fiscal Council were duly elected, after appointment by the controlling shareholder, by a majority of those present. They were elected for a term of office effective until the General Shareholders’ Meeting to be held in 2010: (1) as member, Aparecido Carlos Correia Galdino, Brazilian, widower, business administrator, Identity Card No. 5,635,466 issued by SSP/SP, and registered under CPF/MF No. 666,708,708-25, living in the city of São Paulo, State of São Paulo, at Av. Dr. Chucri Zaidan, 920, 16º floor, Vila Cordeiro, CEP 04583-110, and his alternate Sidnei Nunes, Brazilian, married, business administrator, Identity Card No. 11,581,938 issued by SSP/SP and registered under CPF/MF No. 011,355,928-37, living in the city of São Paulo, State of São Paulo, at Rua Visconde de Taunay 627, apartment 31 – Boullonais Building; (2) as member, Eder Carvalho Magalhães, Brazilian, married, accountant, Identity Card No. M 4,334,299 issued by SSP/MG, and registered under CPF/MF No. 637.838.356-15, living in the city of Belo Horizonte, State of Minas Gerais, at Av. do Contorno No. 8123, Cidade Jardim, and his alternate Sergio Bernstein, Brazilian, married, civil engineer, Identity Card No. 5,850,726 issued by SSP/SP and registered under CPF/MF No. 007.296.208-91, living in the city of São Paulo, State of São Paulo, at Rua Barão de Santa Eulália No. 231, apartment 121 – Real Park; (3) as member, Allan Kardec de Melo Ferreira, Brazilian, widower, lawyer, Identity Card No. M - 92,892, issued by SSP/MG, registered under CPF/MF No. 054,541,586-15, living in Belo Horizonte, State of Minas Gerais, at Rua Oscar Versiani Caldeira

This page is part of the Minutes of the General and Extraordinary meeting of Brasil Telecom S.A., held on April 8, 2009, at 11 am.

No. 239, Mangabeiras, and his alternate Dênis Kleber Gomide Leite, married, lawyer and business administrator, Identity Card No. M - 559,801 issued by SSP/MG, registered under CPF/MF No. 125,011,406-30, living in Belo Horizonte, State of Minas Gerais, at Rua Miranda Ribeiro No. 220, apartment 301 - Vila Paris.

In a separate vote, the majority of shareholders holding preferred shares approved, pursuant to Article 161, Paragraph 4, Item “a” of Law No. 6,404/76, the election of the following members of the Fiscal Council, while the controlling shareholder and other shareholders holding ordinary shares abstained from voting on this matter: (4) as member, Ricardo Malavazi Martins, Brazilian, economist, Identity Card No. 9,139,269-X, issued by SSP-SP, registered under CPF No. 082,620,858-41, living in Rio de Janeiro, State of Rio de Janeiro, at Rua Barão de Jaguaripe 328/501, Ipanema, and his alternate Marcos Duarte, Brazilian, single, production engineer, Identity Card No. 08383583-5, issued by IFP/RJ and registered under CPF/MF No. 014,066,837-36, living in Rio de Janeiro, State of Rio de Janeiro, at Avenida Sernambetiba, 3600, Block 5, apartment 2103, Barra da Tijuca.

During the elections it was declared that none of those elected have impediments or legal restrictions that restrict them from taking office.

Extraordinary Shareholders’ Meeting

6.5. Regarding item 1 of the agenda, the shareholders attending the meeting decided to unanimously approve the proposal of the controlling shareholder to establish Management compensation for the next year as follows: Global allowance for the Board of directors of up to R$180,000.00 (one hundred and eighty thousand reais); global allowance for the Company’s executive officers of up to R$1,000,000.00 (one million reais), not including possible amounts paid as benefits, representation allowance or profit sharing; and annual allowance for the Fiscal Council according to the minimum limit established by law, pursuant to Paragraph 3 of Article 162 of Law No. 6,404/76, of R$ 2,500.00 (two thousand five hundred reais) monthly, for each member (the members of the fiscal council will be reimbursed for travel expenses, provided that such expenses have the same treatment, limits and criteria as those used for the Company’s employees).

7. Closing:

With no other matters to discuss, the meeting was adjourned and these minutes were drafted. After being read, the minutes were approved by all shareholders forming the necessary quorum for approval of the abovementioned decisions. Brasília, April 8, 2009 (/s/ BRASIL TELECOM PARTICIPAÇÕES S/A, MARCO NORCI SCHROEDER, POLO FIA, VINSUN FUND, LLC, POLO NORTE FI MULTIMERCADO, DOW EMPLOYEE’S PLAN, THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, NORGES BANK, VANGUARD INVESTMENT SERIES, PLC, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUNDS, JPMORGAN FLEMING LUX FUNDS, COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY), JPMORGAN EMERGING ECONOMIES FUND, LABOR PENSION FUND SUPERVISORY COMMITTEE, BT PENSION SCHEME, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, BARCLAYS GLOBAL INVESTORS, N.A., BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD, COLLEGE RETIREMENT EQUITIES FUND, EATON VANCE STRUCTURED EMERGING MARKETS FUND, EATON VANCE TAX-MANAGED EMERGING MARKETS FUND, EMERGING MARKETS INDEX FUNDS E, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, FIREMEN’S ANNUITY AND BENEFIT FUND OF CHICAGO, FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, IBM DIVERSIFIED GLOBAL EQUITY FUND, ISHARES MSCI BRAZIL (FREE) INDEX FUND, MASSACHUSETTS INSTITUTE OF TECHNOLOGY RETIREMENT PLAN, NORTHERN TRUST LUXEMBOURG MANAGEMENT COMPANY S.A. ON

This page is part of the Minutes of the General and Extraordinary meeting of Brasil Telecom S.A., held on April 8, 2009, at 11 am.

BEHALF OF UNIVEST, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO, THE FUTURE FUND BOARD OF GUARDIANS, MICROSOFT GLOBAL FINANCE, TEMPO CAPITAL FUNDO DE INVESTIMENTO EM AÇÕES, NORTHERN TRUST QUANTITATIVE FUND PLC).

Brasília, April 8, 2009.

José Augusto da Gama Figueira Chairman	Maria Gabriela Campos da Silva Menezes Côrtes Secretary

This page is part of the Minutes of the General and Extraordinary meeting of Brasil Telecom S.A., held on April 8, 2009, at 11 am.

Special Note Regarding Forward-Looking Statements:

These minutes contain certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2009

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer